UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2016
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                                    Form 20-F  ☒           Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company"), announcing the Company's dividend and earnings report for the fourth quarter of 2015.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-187400), which was declared effective on June 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: February 17, 2016	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Nordic American Tankers' 4Q2015 Report (NYSE:NAT) – NAT is very different from other tanker companies. Operating Cash Flow rose 16%. Cash dividend declared for the 74th time.

Hamilton, Bermuda, February 8, 2016

Transparency is a key value for NAT. Communication with the public market must be correct, representing facts and the best judgement of the Board of Directors and management. Since the establishment of NAT almost 20 years ago, the Company has pursued a well-tested strategy that has produced high total return and dividend yields to the benefit of shareholders. Thanks to a cash break-even rate below $12,000 per day per ship, a growing NAT Suezmax fleet and achieved spot rates of about $39,800 per day, 4Q2015 produced good results with operating cash flow of $57.2m. For the full year 2015 operating cash flow1 was $212m – the strongest year in NAT's history. For further details on the preceding quarters please see the table on page 3. The Company believes it is not meaningful to compare quarter on quarters as longer periods are required to gain a full picture. So far, 1Q2016 is progressing well. Operating Cash Flow rose 16% in 4Q2015 compared with 3Q2015.

NAT has an excellent relationship with our demanding clients. The quality of the NAT fleet is at the top of the tanker industry as evidenced by our vetting statistics, that is, inspections of our ships by clients. In such processes safety for our crew, the environment and our assets are main considerations. Renewal of our fleet is always on the agenda. Whether a ship is 5, 10, 15 years or more is not the focus – quality matters.

There is a significant liquidity in the NAT stock, at the top in the tanker sector. It is our objective for investors to be able to buy and sell shares related to the crude tanker market whenever they wish. In 4Q2015 about 1.8 million shares were traded daily, with more than $27m worth of shares changing hands every day. The average volume for 2015 as a whole was also about 1.8 million shares per day, an increase of almost 40% from 2014. The market capitalization of NAT is about $1.0 billion at this time. Net Asset Value (NAV), or the steel value of a vessel, is completely irrelevant when valuing NAT as a going concern traded on the stock exchange.

On January 13, 2016, NAT declared a cash dividend of $0.43 per share payable to shareholders of record as of January 27, 2016. Payment of the dividend is expected to take place on or about February 10, 2016. Since NAT commenced operations in the fall of 1997, the Company has paid a dividend 74 times, with total dividend payments over the period amounting to $46.97 per share, including the dividend to be paid on February 10, 2016.

The low oil price is an important positive factor for the tanker market. Since mid-2014, oil prices have decreased significantly, positively impacting Suezmax tanker rates.

1 Operating cash flow is a non-GAAP measure. Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

Key points to consider:

•	Tanker rates achieved on average for 4Q2015 were about $39,800 per day per vessel. In 3Q2015 and 4Q2014 the spot rates were about $35,000 and $24,000 per day per ship, respectively.

•	Operating Cash Flow per share has been as follows: $0.64 for 4Q2015, $0.55 for 3Q2015 and $0.27 for 4Q2014

•	Dividend payments per share have been as follows: $0.43 for 4Q2015, $0.38 for 3Q2015 and $0.22 for 4Q2014.

•	Earnings per share (EPS) has been: $0.34 for 4Q2015, $0.29 for 3Q2015 and -$0.04 for 4Q2014.

•	The balance sheet was strengthened in 4Q2015 as we retained about $18.9m of operating cash flow during the quarter to finance future commitments, including our newbuildings.

•	In December 2015 NAT announced an expanded credit facility up to $500m, maturing in December 2020.

•	The undrawn part of our credit facility plus net working capital stood at about $267m at the time of this report. At the end of 4Q2015, the Company had net debt of about $8.8m per vessel.

•	NAT currently has 24 vessels on the water and two newbuildings. No equity offerings are planned in conjunction with this 26 vessel fleet.

•	The two newbuildings for delivery in 3Q2016 and 1Q2017 are on schedule.

Nordic American Tankers is very different from other tanker companies.

For a variety of reasons, NAT has an operating model that has proven itself to be sustainable in both a weak and a strong tanker market. Accretive fleet growth, low net debt per vessel and quarterly dividend payments are central elements  of the strategy. NAT has one type of vessel – the Suezmax vessel - that can carry one million barrels of oil.  A homogenous fleet reduces our operating costs, which helps to keep our cash-breakeven below $12,000 per day per vessel.

Financial Information

The Company declared a cash dividend of $0.43 on January 13, 2016, which is expected to be paid about February 10, 2016 to shareholders of record as of January 27, 2016. The number of NAT shares outstanding at the time of this report is 89,319,666, after the issuance of 137,665 restricted shares in January 2016 to management and officers of NAT, spread across 30 persons. At this time the market capitalization of NAT is about $1.0 billion. Quarterly dividend payments will continue to be a central part of our strategy.

The Company's operating cash flow in 4Q2015 was $57.2m. In 3Q2015 and 4Q2014 operating cash flow was $49.1m and $24.5m, respectively.

Earnings per share (EPS) in 4Q2015 were $0.34. In 3Q2015 and 4Q2014 the EPS were $0.29 and -$0.04, respectively. EPS does not take into account risk and as such, it could be a deceptive measure.

We had a total of 207 days offhire during the quarter, of which 130 days were planned offhire. The offhire includes positioning time to and from the ship yard. In 2016 eight vessels are expected to undergo drydocking.

As a matter of policy and in particular because of high volatility in the tanker market, NAT maintains a strong balance sheet with low net debt and focuses on keeping low financial risk. At the end of 4Q2015, the Company had net debt of about $230m or about $8.8m per vessel.

The table on the right shows our cash flow, stock liquidity and dividend over the last eight quarters. During 2015, the Company had significantly stronger cashflow than during the preceding years. Liquidity in the stock is high compared with other tanker companies.

Our primary objective is to enhance total return[2] for our shareholders, including paying a quarterly dividend.

The Company has in place a non-amortizing credit facility of $500m maturing in December 2020, of which $330m has been drawn. At the time of this report, cash on hand is about $54m. Net working capital and undrawn amounts of the credit facility amount to about $267m.

For further details on our financial position for 4Q2015, 3Q2015 and 4Q2014, please see later in this release.

The G&A costs of NAT benefit from resource sharing with Nordic American Offshore Ltd. (NAO). As our respective fleets grow, both companies benefit. Further growth should result in lower costs on a per vessel basis. NAT's investment in NAO is accounted for using the equity method. The reduced level of the oil price has impacted the operations of NAO negatively. During 4Q2015 NAT increased its ownership in NAO to about 27%. The market value on the stock exchange of NAT's share in NAO is lower than the book value. We expect this to be temporary.
	NOCF*	Liquidity**	Dividend per share
1Q2014	$27.1	1.5	$0.23
2Q2014	$4.3	1.6	$0.12
3Q2014	$21.7	1.1	$0.14
4Q2014	$24.5	1.2	$0.22
1Q2015	$51.0	1.7	$0.33
2Q2015	$54.5	1.6	$0.40
3Q2015	$49.1	2.2	$0.38
4Q2015	$57.2	1.8	$0.43
* Net Operating Cash Flow, $ millions
**Average daily trading volume, millions of shares

The Fleet

The Company has a fleet of 26 vessels of which two are under construction.  By way of comparison, in the autumn of 2004, the Company had three vessels. Our vessels are in excellent technical condition.

As reported earlier, in the arbitration case against Gulf Navigation Holding PJSC (GNH) regarding the Suezmax vessel Gulf Scandic (now named Nordic Harrier) NAT was awarded $10.2m plus interest and costs. GNH is listed on the Dubai Financial Market (DFM) stock exchange in Dubai. We are now hopeful that this matter will be closed.

NAT is focused on maintaining top technical quality of the fleet. Our operational performance remains at the forefront of the industry. 4Q2015 inspections had an average of 2.9 observations which we consider an excellent result. NAT's performance can be considered industry best practice.

World Economy and the Tanker Market

The development of the world economy affects the tanker industry. Seaborne imports of crude oil into the US have decreased over the recent past.  Going forward, shale oil and oil sand projects are expected to affect the US and Canadian oil sector. Some of these projects are vulnerable to reduced oil prices as we see at the time of this report. In terms of transportation work (ton miles), the reduced imports to the US are more than outweighed by the increased imports to the Far East. European crude imports have recently shown a rising trend. A low oil price is stimulating the world economy which is positive for the tanker market.

Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels. Scrapping impacts supply in the other direction.

2 Total return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

The Suezmax fleet (excl. shuttle tankers) counts 455 vessels at the end of 4Q2015, following an increase of ten vessels this year.

A number of orders have been placed with the shipbuilders in the past year. The current orderbook stands at 95 vessels from now to late 2017. This represents about 21% of the Suezmax fleet. In 2009, the orderbook was at over 50% of the existing fleet. At the time of this report, the orderbook for 2016  counts 39 Suezmax vessels, with 32 vessels scheduled to be delivered in the second half of the year. However, we expect the real number of deliveries for 2016 to be lower.

The graph above shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. The daily rates as reported by shipbrokers may vary significantly from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction.

Corporate Governance/Conflict of Interests

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects.

Strategy going forward

Our objective is to have a strategy that is flexible and has benefits in both a strong tanker market and a weak one.  In an improved market, higher earnings and dividends can be expected.   The Company is in a position to reap the benefits of strong markets. Over the last year the Company has improved its relative position. After an acquisition of vessels or other forms of expansion, our objective is for the Company to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place. In an opportunistic way NAT is now assessing investments that can further build the Company.

Our dividend policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage prospective investors interested in the crude tanker sector to consider buying shares in NAT.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION			Three Months Ended				Twelve Months ended
	Dec. 31, 2015 (unaudited)		Sep. 30, 2015 (unaudited)		Dec. 31, 2014 (unaudited)		Dec 31, 2015 (unaudited)		Dec 31, 2014 (unaudited)1
Amounts in USD '000

Net Voyage Revenue	77,385		66,673		43,074		287,082		151,619

Vessel Operating Expenses	(17,827)		(15,733)		(16,127)		(66,589)		(62,500)
General and Administrative Expenses	(3,500)	*	(1,384)	*	(3,013)	*	(9,790)	**	(13,363)	**
Depreciation Expenses	(21,666)		(20,477)		(20,615)		(82,610)		(80,531)
Operating Expenses	(42,992)		(37,594)		(39,756)		(158,989)		(156,394)
Net Operating Gain (Loss)	34,393		29,079		3,318		128,093		(4,775)

Interest Income	7		33		44		114		181
Interest Expense	(2,851)		(2,604)		(2,576)		(10,855)		(12,244)
Other Financial Income (Expense)	(1,395)		(678)		(4,463)		(2,725)		1,098
Total Other Expenses	(4,239)		(3,249)		(6,995)		(13,467)		(10,964)
Net Gain (Loss)	30,154		25,831		(3,677)		114,627		(15,739)
Basic Gain (Loss) per Share	0.34		0.29		(0.04)		1.29		-0.18
Operating Cash Flow per share ***	0.64		0.55		0.27		2.38		0.91
Basic Weighted Average Number of Common Shares Outstanding	89,182,001		89,182,001		89,182,001		89,182,001		85,401,179
Common Shares Outstanding	89,182,001		89,182,001		89,182,001		89,182,001		89,182,001

*) The G&A for the three months ended December 31, 2015, September 30, 2015 and December 31, 2014 include non-cash charges of $1.2m, ($0.5m)
and $0.5m respectively which are charges related to share based compensation and pension cost, including a one time adjustments of $2.2m in 4Q2015 related to pension costs.

**) The G&A for the twelve months ended December 31, 2015 and December 31, 2014 include non-cash charges of $1.1m and $1.9m which are charges related to share based compensation and pension cost.

***) Operating Cash Flow per share represents income from vessel operations before depreciation and non-cash administrative charges divided by
Basic Weighted Average Number of Common Shares Outstanding. Please see the table set forth on page 6 for a breakdown of Operating Cash Flow.

CONSOLIDATED CONDENSED BALANCE SHEET Amounts in USD '000	Dec 31, 2015 (unaudited)	Dec. 31, 2014 (unaudited)[1]

Cash and Cash Equivalents	29,889	100,735
Accounts Receivable, net	28,598	16,412
Prepaid Expenses	6,381	5,513
Inventory	14,843	22,223
Voyages in Progress	32,333	29,586
Other Current Assets	3,125	2,029
Total current assets	115,169	176,498
Vessels, Net	962,685	909,992
Deposit for vessels	64,000	0
Goodwill	18,979	18,979
Investment in Nordic American Offshore Ltd.	64,877	62,058
Other Non-current Assets	15,906	8,331
Total non-current assets	1,126,447	999,361
Total Assets	1,241,617	1,175,859

Accounts Payable	4,245	6,664
Accrued Voyage Expenses	4,024	8,784
Other Current Liabilities	9,577	8,587
Total Current liabilities	17,846	24,035
Long-term Debt	330,000	250,000
Deferred Compensation Liability	13,046	12,914
Total Non-current Liabilities	343,046	262,914
Shareholders' Equity	880,724	888,909
Total Liabilities and Shareholders' Equity	1,241,617	1,175,859

[1] Annual 2014 financial information is derived from audited financial statements.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Twelve Months ended
	Dec 31, 2015	Dec. 31, 2014
Amounts in USD '000	(unaudited)	(unaudited)[1]

Net Cash Provided by (Used in) Operating Activities	174,392	57,460

Investment in Vessels	(187,373)	(73,772)
Investment in Nordic American Offshore Ltd	(9,508)	(11,403)
Transfer to restricted account	(5,000)	0
Other	231	(281)
Return of investments	4,227	3,791
Net Cash Provided by (Used in) Investing Activities	(197,423)	(81,666)

Net Proceeds from Issuance of Common Stock	0	113,433
Proceeds from use of Credit Facility	80,000	0
Credit Facility Costs	(4,640)	0
Dividends paid	(123,071)	(54,069)
Net Cash Provided by (Used in) Financing Activities	(47,711)	59,364

Net Increase (Decrease) in Cash and Cash Equivalents	(70,742)	35,158
Effect of exchange rate changes on Cash	(104)	(97)
Cash and Cash Equivalents at Beginning of Period	100,735	65,675
Cash and Cash Equivalents at End of Period	29,889	100,735

[1] Annual 2014 financial information is derived from audited financial statements.

	NORDIC AMERICAN TANKERS LIMITED

	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months ended
	Amounts in USD '000	Dec 31, 2015 (unaudited)	Sep 30, 2015 (unaudited)	Dec 31, 2014 (unaudited)	Dec. 31, 2015 (unaudited)	Dec. 31, 2014 (unaudited)
	Voyage Revenue	114,559	101,884	95,292	445,738	351,049
	Voyage Expense	(37,174)	(35,211)	(52,218)	(158,656)	(199,430)
	Net Voyage Revenue (1)	77,385	66,673	43,074	287,082	151,619

		Three Months Ended			Twelve Months ended
		Dec 31, 2015 (unaudited)	Sep 30, 2015 (unaudited)	Dec 31, 2014 (unaudited)	Dec 31, 2015 (unaudited)	Dec 31, 2014 (unaudited)
	Net Operating Gain (Loss)	34,393	29,079	3,318	128,093	(4,775)
	Depreciation Expense	21,666	20,477	20,615	82,610	80,531
	Share Based Compensation and Pension Cost	1,169	(499)	553	1,109	1,913
	Operating Cash Flow (2)	57,227	49,057	24,486	211,812	77,669

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Jan H. A. Moller,
Head of Investor Relations & Financial Manager
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 11 53 75

Turid M. Sørensen, CFO & EVP
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 57 29 27

Rolf Amundsen, Advisor
 Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Web-site:   www.nat.bm